EXHIBIT 11
NGTV
Calculation of Basic and Diluted Loss Per Share
(In Thousands, Except Per Share)

	Three Months Ended
	March 31		Year Ended December 31
	2006	2005	2005	2004	2003
Loss:
Net loss	$(5,397)	$(926)	$(6,247)	$(6,789)	$(3,972)
Preferred stock repurchase and retirement in excess of the original purchase price	–	–	–	(627)	–

Net loss for basic and diluted calculation	$(5,397)	$(926)	$(6,247)	$(7,416)	$(3,972)

Shares:*
Average number of shares of common stock outstanding during the period	5,000	3,800	4,301	3,274	930

Basic and Diluted per share amounts:
Net loss	$(1.08)	$(0.24)	$(1.45)	$(2.08)	$(4.27)
Preferred stock repurchase and retirement in excess of the original purchase price	–	–	–	(0.19)	–

Net loss available to common shareholders	$(1.08)	$(0.24)	$(1.45)	$(2.27)	$(4.27)

*Potentially dilutive shares based on the assumed exercise of options, warrants, and common shares subject to redemption have been excluded from this calculation as their effect would be antidilutive for all periods presented.